August 22, 2012

VIA EDGAR

Mr. Jim B. Rosenberg

Senior Assistant Chief Accountant

Division of Corporation Finance

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

RE:	Global Indemnity plc

Form 10-K for the Fiscal Year Ended December 31, 2011

Filed March 14, 2012

Form 10-Q for the Quarterly Period Ended March 31, 2012

Filed May 10, 2012

File No. 001-34809

Dear Mr. Rosenberg:

On behalf of Global Indemnity plc (the “Company”), I am providing the following responses to the comments made in the Staff’s letter dated August 8, 2012 regarding the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2011, filed on March 14, 2012 and the Form 10-Q for the quarterly period ended March 31, 2012, filed on May 10, 2012. To assist in your review, the text of the comments are repeated below with the Company’s response immediately following.

Form 10-K for the Fiscal Year Ended December 31, 2011

General

1.	We note that throughout your filing you provide information primarily by your insurance and reinsurance segments. For example you provide quantitative information such as gross and net premiums written, net premiums earned, income or loss from underwriting, loss ratio, expense ratio and combined ratio as well as qualitative information related to these measures on a segmental basis. Please consider also providing information by material product lines or groups of similar or related product lines in future periodic reports and advise us as to your conclusions. Tell us what specific information you could provide on a product line basis or product line group basis. In responding to this comment please consider and address the extent to which information by product line groups may be material to investors and how you have organized and conduct your business operations. In that regard we note that the transcript of your earnings call for the fiscal year ended December 31, 2011 indicates substantial interest in how the various product lines you offer affected your financial results for fiscal 2011.

The Company’s disclosures throughout the filing provide information on a segment basis in accordance with FASB ASC 280-10-50. The guidance under FASB ASC 280-10-50 indicates that to be considered reportable operating segments, discrete financial information must be available and segment operating results need to be regularly reviewed by the entity’s chief operating decision maker to allocate resources and assess performance.

We believe reporting results at the segment level is reasonable and appropriate given how the Company organizes and conducts its business. The Company’s chief operating decision maker regularly evaluates performance and has actively made the determination to allocate resources at the segment level. Our Insurance Operations, which are located in the U.S., and Reinsurance Operations, which are located in Bermuda, each have their own infrastructure and management, and are engaged in distinct business activities from which they earned revenues and incurred expenses. Within each operation, the products they sell share common costs, such as salary for underwriting personnel and allocated direct underwriting expenses (such as advertising costs, telephone, and other fixed costs related to underwriting). The Company does not disaggregate this information at a product line level, so while management is able to review certain information at the product line level, actual operating profitability is distinctly measured at the segment level. The Company may discuss product line information in certain areas of its 10-K or 10-Q when management has made the determination to evaluate information at this level and determined that the disclosure of such information would be relevant and useful for investors.

The Company does not believe there are currently relevant product line disclosures that would be comparable between periods and consistent among filings to be useful and appropriate for investors. Therefore, the Company believes the disclosures it has provided in this regard in the referenced filings are reasonable and appropriate.

Exhibits

2.	The disclosure in your definitive proxy statement for your 2012 Annual General Meeting of Shareholders indicates that you have entered into employment agreements with Ms. Valko and Messrs. Lebens and Devlin. Please amend your 10-k to file these agreements as exhibits.

In the Company’s definitive proxy statement for its 2012 Annual General Meeting of Shareholders, the Company refers to and describes the Company’s employment arrangement with Ms. Valko and Mr. Lebens, as the Company does not have traditional employment agreements with these executives. While there are no formal employment agreements between the Company and Ms. Valko or Mr. Lebens, and therefore no such agreements to file as exhibits to an amended 10-K, the Company will amend its 10-K file as exhibits written descriptions of the Company’s employment arrangements with Ms. Valko and Mr. Lebens.

With respect to Mr. Devlin, the Company did not file its employment agreement with him with its 10-K as the Company had not made the determination that Mr. Devlin was a named executive officer, as defined in Item 402 of Regulation S-K, until after the filing of the Company’s 10-K. As requested by the Staff, the Company will amend its 10-K to file Mr. Devlin’s employment agreement as an exhibit.

Financial Statements

Note 10 Income Taxes, page 123

3.	You disclose current foreign and U.S. federal income tax expense (benefit) of $2.6 million, $5.4 million and $(5.3) million in 2011, 2010 and 2009, respectively. Provide us with proposed disclosure to be included in future periodic reports that shows current income tax expense (benefit) of foreign and U.S. federal separately in accordance with Rule 4-08(h) of Regulation S-X. If foreign current income tax expense is less than 5% of total current income tax expense for all periods, disclose that fact.

In response to the Staff’s comment, the Company will include the following language under the “Income Taxes” footnote in its financial statements, updated as appropriate, in future filings.

If the Company’s foreign current income tax expense is less than 5% of total current income tax expense, the following disclosure will be presented:

The Company’s foreign current income tax expense is less than 5% of total current income tax expense for the quarter and nine months ended September 30, 2012.

Should the Company’s foreign current income tax expense be more than 5% of total current income tax during any period, the following disclosure will be presented:

	Quarter Ended September 30,				Nine Months Ended September 30,
(Dollars in thousands)	2012		2011		2012		2011

Non-U.S. current income tax expense (benefit)	$	xxx	$	xxx	$	xxx	$	xxx
U.S. federal current income tax (benefit)		xxx		xxx		xxx		xxx

Total current income tax expense (benefit)		xxx		xxx		xxx		xxx

Note 11 Liability for Unpaid Losses and Loss Adjustment Expenses, page 126

4.	When explaining increases and decreases in prior year loss reserves you aggregate multiple loss years. For example, for 2011 professional liability you state “The 4.4 million increase primarily related to our Insurance Operations and consisted of increases of $19.0 million related to accident years 1998, 2009 and 2010, offset partially by decreases of $13.2 million related to all other accident years.” Provide us with proposed disclosure to be included in future periodic reports that disaggregates all increases and decreases discussed by accident year or tell us why you do not believe additional disclosure is warranted. Ensure your disclosure also explains the underlying cause of the change, and that it clarifies the timing of the change in estimate such as why recognition occurred in the periods that it did and why recognition in earlier periods was not required. Explain, for example, why you reduced general liability reserves for the 2009 accident year in 2010 and then increased reserves for the 2009 accident year in 2011.

The Company believes it has disclosed changes to prior accident year loss reserves at a level that is relevant to an investor, including explanations as to the underlying causes of the changes. If the ultimate loss estimates related to prior years changes, and if the reason why the estimate changed are the same for each of those accident years, one explanation for those years is provided. Significant increases and decreases in prior accident year loss reserves are disclosed where warranted.

The Staff noted the Company reduced general liability reserves for the 2009 accident year in 2010 and then increased reserves for the same 2009 accident year in 2011. Specifically, for the 2009 accident year general liability line, the 2010 reductions related to the Company’s overall general liability coverage, which had lower frequency and severity during 2010 compared to initial indications. However, the Company’s construction defect coverage is evaluated separately but ultimately is included in the general liability line. During 2011, an extensive review of construction defect coverage was performed and required an increase to loss reserves for the 2009 accident year.

As an accident year matures and more data becomes available, the Company may change its methodology or develop different approaches to reserving which would change its ultimate point estimate. The Company respectfully advises the Staff that it discloses on pages 53 to 55 of its 2011 10-K under “Critical Accounting Estimates and Policies – Liability for Unpaid Losses and Loss Adjustment Expenses” that changes in reserving techniques or methodologies can have an impact on reserving from year to year. In addition, a specific large claim may have an impact which would cause fluctuations in prior accident year reserves as more information about the claim comes to light. Lastly, there may be various coverages combined into one product line which could cause increases and decreases to fall within the same product line accident year, even though the underlying cause relates to adjustments to specific coverages.

Form 10-Q for the Quarterly Period Ended March 31, 2012

Note 7 income Taxes, page 24

5.	Regarding the tax rate reconciliation, explain in proposed disclosure to be included in future periodic reports why the line item “effective tax rate adjustment” results in a reduction of $2.6 million in 2012 as compared to an increase of $1.5 million in 2011. Explain why the effective tax rate in 2012 is a 33.2% benefit on income before tax when your effective tax (benefit) rates in 2011, 2010, and 2009 were (5.6%), 9.5%, and 5.8%.

In response to the Staff’s comment, the Company will include the following disclosure in its “Income Taxes” footnote in its financial statements, updated as appropriate, in future filings:

	Quarters Ended March 31,
(Dollars in thousands)	2012		2011
	Amount	% of Pre- Tax Income	Amount	% of Pre- Tax Income

Expected tax provision at weighted average rate	$535	6.6%	$6,713	30.8%
Adjustments:
Tax exempt interest	(407)	(5.0)	(524)	(2.4)
Dividend exclusion	(235)	(2.9)	(157)	(0.7)
Effective tax rate adjustment	(2,587)	(31.7)	1,471	6.7
Other	(14)	(0.2)	21	0.1

Income tax expense (benefit)	$(2,708)	(33.2%)	$7,524	34.5%

The effective income tax benefit rate for the quarter ended March 31, 2012 was 33.2%, compared to an income tax expense rate of 34.5% for the quarter ended March 31, 2011. The decrease in the effective tax rate is primarily due to the Company’s settlement with AON in the first quarter of 2011 as noted in the Company’s 2011 Form 10-K, as well as a decrease in realized gains and losses on the sale of securities. The tax rate on an interim basis is computed using the expected annual effective rate. Any difference between the actual tax rate on an interim basis compared to the expected annual tax is reflected in the effective tax rate adjustment. The decline in the effective tax rate adjustment from 2011 to 2012 is primarily due to higher anticipated catastrophe losses in the US in 2012 when compared to the corresponding period in 2011. The effective rates differed from the weighted average expected income tax expense rates of 6.6% and 30.8% for the quarter ended March 31, 2012 and 2011, respectively, primarily due to the fact that the Company records tax based on the annualized effective tax rate, net of tax-exempt interest and dividends.

In response to the Staff’s query regarding the effective tax rate benefit for 2012, underwriting results and investment income have declined since 2009 and it currently expects its domestic insurance operations to incur a pre-tax loss in 2012. In 2011, the Company incurred operating losses; however, these losses were offset by net realized gains on the sale of securities as well as the gain on the settlement with AON. In 2010 and 2009, the effective tax rate was driven by better operating results.

The Company is aware of its obligations under the Securities Exchange Act of 1934, as amended.

The Company acknowledges that:

•	it is responsible for the adequacy and accuracy of the disclosure in the filings;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	the company may not assert staff comments as a defense in any proceedings initiated by the Commission or any person under the federal securities laws of the United States.

Please do not hesitate to call the undersigned at (610) 664-1500 with any questions or further comments you may have regarding this filing or if you wish to discuss the above response.

Very truly yours,

/s/ Cynthia Y. Valko

Cynthia Y. Valko

cc:	Joel Parker

Tabatha Akins, Staff Accountant

Lisa Vanjoske, Assistant Chief Accountant

Nandini Acharaya, Attorney Advisor

Jeffrey Riedler, Assistant Director

Thomas M. McGeehan, Global Indemnity plc

Linda C. Hohn, Global Indemnity plc